Exhibit 99.1

Trident Digital Tech Holdings Ltd

Suntec Tower 3
8 Temasek Boulevard Road, #24-03
Singapore, 038988

NOTICE OF extraordinary General Meeting
TO BE HELD ON July 8, 2026

Dear shareholders,

Notice is hereby given that Trident Digital Tech Holdings Ltd, a Cayman Islands exempted company (the “Company”), will hold its extraordinary general meeting (the “EGM”) at the Company’s office at Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988, at 10:00 a.m. (Singapore Time) on July 8, 2026 (the “Notice”).

At the EGM, you will be asked to consider and vote upon the following resolutions:

IT IS NOTED THAT the current authorized share capital of the Company is US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 1,000,000,000 are designated as Class A Ordinary Shares of a par value of US$0.00001 each (the “Class A Ordinary Shares”), (ii) 3,000,000,000 are designated as Class B Ordinary Shares of a par value of US$0.00001 each (the “Class B Ordinary Shares”), (iii) 500,000,000 are designated as Class C Ordinary Shares of a par value of US$0.00001 each (the “Class C Ordinary Shares”) and (iv) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with the current memorandum and articles of association of the Company (the “Blank Shares”).

As ordinary resolutions:

THAT a share redesignation of (a) 40,000,000 authorized but unissued Class A Ordinary Shares to 40,000,000 Blank Shares and (b) 20,000,000 authorized but unissued Class C Ordinary Shares to 20,000,000 Blank Shares (collectively, “Share Redesignations”) be approved. After the Share Redesignations, the authorized share capital of the Company is: US$50,000 divided into 5,000,000,000 shares, comprising (i) 960,000,000 Class A Ordinary Shares, (ii) 3,000,000,000 Class B Ordinary Shares, (iii) 480,000,000 Class C Ordinary Shares, and (iv) 560,000,000 Blank Shares;

THAT, immediately following the Share Redesignations, an increase of the authorized share capital of the Company from US$50,000 to US$1,200,000, divided into 120,000,000,000 shares of par value of US$0.00001 each by creation of (i) 22,080,000,000 Class A Ordinary Shares; (ii) 69,000,000,000 Class B Ordinary Shares; (iii) 11,040,000,000 Class C Ordinary Shares and (iv) 12,880,000,000 Blank Shares, in order to provide the Company with sufficient headroom for future issuances and other corporate purposes (the “Increase of Authorized Share Capital”), be approved. After the Share Redesignations and Increase of Authorized Share Capital, the authorized share capital of the Company is: US$1,200,000 divided into 120,000,000,000 shares, comprising (i) 23,040,000,000 Class A Ordinary Shares, (ii) 72,000,000,000 Class B Ordinary Shares, (iii) 11,520,000,000 Class C Ordinary Shares, and (iv) 13,440,000,000 Blank Shares; and

THAT immediately following the Increase of Authorized Share Capital, a share consolidation (the “Share Consolidation”) of the issued and unissued ordinary shares of the Company, such that every two hundred and forty (240) existing ordinary shares of par value of US$0.00001 each will be consolidated into one (1) ordinary share of par value of US$0.0024 each (the “Consolidation Ratio”), to take effect immediately following the completion of the mandatory exchange of all outstanding American depositary shares (“ADSs”) of the Company for the underlying Class B Ordinary Shares of the Company pursuant to the termination of the deposit agreement, dated as of September 11, 2024, as amended, among the Company, Citibank, N.A., and the holders and beneficial owners of ADSs from time to time, be approved. Following the Share Consolidation, the authorized share capital of the Company is US$1,200,000 divided into 500,000,000 shares of a par value of US$0.0024 each, comprising (i) 96,000,000 are designated as Class A Ordinary Shares of a par value of US$0.0024 each,

(ii) 300,000,000 are designated as Class B Ordinary Shares of a par value of US$0.0024 each, (iii) 48,000,000 are designated as Class C Ordinary Shares of a par value of US$0.0024 each and (iv) 56,000,000 shares of a par value of US$0.0024 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association of the Company. No fractional shares shall be issued in connection with the Share Consolidation and where a shareholder would otherwise be entitled to a fraction of a consolidated share, such fraction shall be rounded down to the nearest whole share if it is less than 0.5 and rounded up to the nearest whole share if it is 0.5 or more (the “Adjustment”). Upon the Adjustment, if any shareholder holds less than 0.5 of a share of any class, the Company shall cancel such fractional share, and the shareholder will cease to hold any shares of that class.

As a special resolution:

THAT the Third Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on June 17, 2026) be approved and adopted.

You can find more information about the agenda in the proxy statement accompanying this Notice. We are not aware of any other business to come before the EGM.

The board of directors of the Company has fixed the close of business (Cayman Islands Time) on June 10, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the EGM or any adjourned or postponed meeting thereof. Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the EGM or at any adjournment that may take place. The register of members of the Company will not be closed. Holders of the Company’s ADSs at the close of business (New York Time) on June 10, 2026 who wish to exercise their voting rights for the Class B ordinary shares of the Company that are represented by their ADSs must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly. ADS holders are not permitted to attend or vote in person at the EGM.

Your vote is important. Whether or not you plan to attend the EGM, we hope that you will vote as soon as possible.

A shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote instead of such shareholder at the EGM. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the EGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

If you plan to attend the EGM, please notify us of your intentions. This will assist us with meeting preparations.

Whether or not you propose to attend the EGM in person, you are strongly advised to complete and return the Proxy Card in accordance with the instructions therein. To be valid, the Proxy Card must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Soon Huat Lim, Trident Digital Tech Holdings Ltd, Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988, +65 6513 6868, as soon as possible and in any event not later than 48 hours before the time for holding the EGM or any adjourned meeting. Returning the Proxy Card will not preclude you from attending the EGM and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Extraordinary General Meeting, the Proxy Statement, and the Proxy Card are available, through our website at https://tridentity.me/.

By Order of the Board of Directors,
/s/ Soon Huat Lim
Soon Huat Lim
Chairman and Chief Executive Officer

Trident Digital Tech Holdings Ltd
(the “Company”)

PROXY STATEMENT

General

The board of directors of the Company (the “Board of Directors”) is soliciting proxies for an extraordinary general meeting (the “EGM”) to be held at the Company’s office at Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988, at 10:00 a.m. (Singapore Time) on July 8, 2026.

Purpose of the EGM

The purpose of the EGM is to seek shareholders’ approval on the following proposals:

IT IS NOTED THAT the current authorized share capital of the Company is US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 1,000,000,000 are designated as Class A Ordinary Shares of a par value of US$0.00001 each (the “Class A Ordinary Shares”), (ii) 3,000,000,000 are designated as Class B Ordinary Shares of a par value of US$0.00001 each (the “Class B Ordinary Shares”), (iii) 500,000,000 are designated as Class C Ordinary Shares of a par value of US$0.00001 each (the “Class C Ordinary Shares”) and (iv) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with the current memorandum and articles of association of the Company (the “Blank Shares”).

As ordinary resolutions:

THAT a share redesignation of (a) 40,000,000 authorized but unissued Class A Ordinary Shares to 40,000,000 Blank Shares and (b) 20,000,000 authorized but unissued Class C Ordinary Shares to 20,000,000 Blank Shares (collectively, “Share Redesignations”) be approved. After the Share Redesignations, the authorized share capital of the Company is: US$50,000 divided into 5,000,000,000 shares, comprising (i) 960,000,000 Class A Ordinary Shares, (ii) 3,000,000,000 Class B Ordinary Shares, (iii) 480,000,000 Class C Ordinary Shares, and (iv) 560,000,000 Blank Shares;

THAT, immediately following the Share Redesignations, an increase of the authorized share capital of the Company from US$50,000 to US$1,200,000, divided into 120,000,000,000 shares of par value of US$0.00001 each by creation of (i) 22,080,000,000 Class A Ordinary Shares; (ii) 69,000,000,000 Class B Ordinary Shares; (iii) 11,040,000,000 Class C Ordinary Shares and (iv) 12,880,000,000 Blank Shares, in order to provide the Company with sufficient headroom for future issuances and other corporate purposes (the “Increase of Authorized Share Capital”), be approved. After the Share Redesignations and Increase of Authorized Share Capital, the authorized share capital of the Company is: US$1,200,000 divided into 120,000,000,000 shares, comprising (i) 23,040,000,000 Class A Ordinary Shares, (ii) 72,000,000,000 Class B Ordinary Shares, (iii) 11,520,000,000 Class C Ordinary Shares, and (iv) 13,440,000,000 Blank Shares; and

THAT immediately following the Increase of Authorized Share Capital, a share consolidation (the “Share Consolidation”) of the issued and unissued ordinary shares of the Company, such that every two hundred and forty (240) existing ordinary shares of par value of US$0.00001 each will be consolidated into one (1) ordinary share of par value of US$0.0024 each (the “Consolidation Ratio”), to take effect immediately following the completion of the mandatory exchange of all outstanding American depositary shares (“ADSs”) of the Company for the underlying Class B Ordinary Shares of the Company pursuant to the termination of the deposit agreement, dated as of September 11, 2024, as amended, among the Company, Citibank, N.A., and the holders and beneficial owners of ADSs from time to time, be approved. Following the Share Consolidation, the authorized share capital of the Company is US$1,200,000 divided into 500,000,000 shares of a par value of US$0.0024 each, comprising (i) 96,000,000 are designated as Class A Ordinary Shares of a par value of US$0.0024 each, (ii) 300,000,000 are designated as Class B Ordinary Shares of a par value of US$0.0024 each, (iii) 48,000,000 are designated as Class C Ordinary Shares of a par value of US$0.0024 each and (iv) 56,000,000 shares of a par value of US$0.0024 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association of the Company. No fractional shares shall be issued in connection with the Share Consolidation and where a shareholder would otherwise be entitled to a fraction of a consolidated share, such fraction shall be rounded down to the nearest whole share if it is less than 0.5 and rounded up to the nearest whole share if it is 0.5 or more (the “Adjustment”). Upon the Adjustment, if any shareholder holds less than 0.5 of a share of any class, the Company shall cancel such fractional share, and the shareholder will cease to hold any shares of that class. (“Proposal 1”).

As a special resolution:

THAT the Third Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on June 17, 2026) be approved and adopted (“Proposal 2”).

Record Date

Our Board of Directors has fixed the close of business on June 10, 2026 (Cayman Islands Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the EGM or any adjourned or postponed meeting thereof.

Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the EGM or at any adjournment that may take place. The register of members of the Company will not be closed.

Holders of the Company’s ADSs at the close of business (New York Time) on June 10, 2026 (the “ADS Record Date”) are entitled to exercise their voting rights for the Class B ordinary shares represented by their ADSs and must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Quorum

The quorum required for the EGM consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at the EGM.

Voting Required

Each Class A ordinary share of the Company in issue on the Record Date is entitled to sixty (60) votes per share. Each Class B ordinary share of the Company in issue on the Record Date is entitled to one (1) vote per share. Proposal 1 to be passed by the shareholders require the affirmative vote of a simple majority of the votes attached to the ordinary shares of the Company cast by those shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at the EGM. Proposal 2 to be passed by the shareholders requires the affirmative vote of not less than two-thirds of the votes attached to the ordinary shares of the Company cast by those shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at the EGM.

The voting results will be announced at the EGM and published in the Company’s report on Form 6-K to be furnished to the Securities and Exchange Commission after the EGM.

Solicitation

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of the Company’s directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names the ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the EGM in accordance with the instructions of the relevant shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.

Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the EGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the EGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the EGM.

Voting by Holders of ADSs

We have requested Citibank, N.A., as depositary of the ADSs, to deliver to all ADS holders as of the ADS Record Date the ADS voting instruction card. Upon timely receiving a duly completed ADS voting instruction card from an ADS holder, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the Class B ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive the voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of September 11, 2024, as amended, by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Class B ordinary shares represented by such ADSs unless voting at the meeting is by show of hands and unless the Company informs Citibank, N.A. that (x) it does not wish such proxy to be given, (y) substantial opposition exists to the matters to be voted on at the EGM or (z) such matters would have a material adverse impact on the holders of the ordinary shares.

PROPOSAL 1 — THE REDESIGNATION OF SHARE CAPITAL OF THE COMPANY,
THE INCREASE OF AUTHORIZED SHARE CAPITAL AND THE SHARE CONSOLIDATION

We are asking our shareholders to approve:

a share redesignation of (a) 40,000,000 authorized but unissued Class A Ordinary Shares to 40,000,000 Blank Shares and (b) 20,000,000 authorized but unissued Class C Ordinary Shares to 20,000,000 Blank Shares (collectively, “Share Redesignations”). After the Share Redesignations, the authorized share capital of the Company is: US$50,000 divided into 5,000,000,000 shares, comprising (i) 960,000,000 Class A Ordinary Shares, (ii) 3,000,000,000 Class B Ordinary Shares, (iii) 480,000,000 Class C Ordinary Shares, and (iv) 560,000,000 Blank Shares;

immediately following the Share Redesignations, an increase of the authorized share capital of the Company from US$50,000 to US$1,200,000, divided into 120,000,000,000 shares of par value of US$0.00001 each by creation of (i) 22,080,000,000 Class A Ordinary Shares; (ii) 69,000,000,000 Class B Ordinary Shares; (iii) 11,040,000,000 Class C Ordinary Shares and (iv) 12,880,000,000 Blank Shares, in order to provide the Company with sufficient headroom for future issuances and other corporate purposes (the “Increase of Authorized Share Capital”) after the Share Redesignations. After the Share Redesignations and Increase of Authorized Share Capital, the authorized share capital of the Company is: US$1,200,000 divided into 120,000,000,000 shares, comprising (i) 23,040,000,000 Class A Ordinary Shares, (ii) 72,000,000,000 Class B Ordinary Shares, (iii) 11,520,000,000 Class C Ordinary Shares, and (iv) 13,440,000,000 Blank Shares; and

immediately following the Increase of Authorized Share Capital, a share consolidation (the “Share Consolidation”) of the issued and unissued ordinary shares of the Company, such that every two hundred and forty (240) existing ordinary shares of par value of US$0.00001 each will be consolidated into one (1) ordinary share of par value of US$0.0024 each (the “Consolidation Ratio”), to take effect immediately following the completion of the mandatory exchange of all outstanding American depositary shares (“ADSs”) of the Company for the underlying Class B Ordinary Shares of the Company pursuant to the termination of the deposit agreement, dated as of September 11, 2024, as amended, among the Company, Citibank, N.A., and the holders and beneficial owners of ADSs from time to time, be approved. Following the Share Consolidation, the authorized share capital of the Company is US$1,200,000 divided into 500,000,000 shares of a par value of US$0.0024 each, comprising (i) 96,000,000 are designated as Class A Ordinary Shares of a par value of US$0.0024 each, (ii) 300,000,000 are designated as Class B Ordinary Shares of a par value of US$0.0024 each, (iii) 48,000,000 are designated as Class C Ordinary Shares of a par value of US$0.0024 each and (iv) 56,000,000 shares of a par value of US$0.0024 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association of the Company. No fractional shares shall be issued in connection with the Share Consolidation and where a shareholder would otherwise be entitled to a fraction of a consolidated share, such fraction shall be rounded down to the nearest whole share if it is less than 0.5 and rounded up to the nearest whole share if it is 0.5 or more (the “Adjustment”). Upon the Adjustment, if any shareholder holds less than 0.5 of a share of any class, the Company shall cancel such fractional share, and the shareholder will cease to hold any shares of that class.

The approval of the Share Redesignations, the Increase of Authorized Share Capital and the Share Consolidation require the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the EGM.

The Board of Directors recommends a vote FOR the approval of the Share Redesignations, the Increase of Authorized Share Capital and the Share Consolidation.

PROPOSAL 2 — third Amended and Restated Memorandum and
Articles of Association

We are asking our shareholders to approve and adopt the Third Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on June 17, 2026).

The approval and adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company require the affirmative vote of not less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the EGM.

The Board of Directors recommends a vote FOR the approval and adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the EGM other than the proposals described above in this Proxy Statement. However, if any other matters should properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
/s/ Soon Huat Lim
Soon Huat Lim
Chairman and Chief Executive Officer

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